

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

<u>Via Facsimile</u>
Arnold P. Kling, President
Mattmar Minerals, Inc.
133 Summit Avenue, Suite 22
Summit, New Jersey 07901

> **Re: Mattmar Minerals, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 25, 2012**
> **Item 4.01 Form 8-K/A**
> **Filed July 17, 2012**
> **File No. 000-53191**

Dear Kling:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant